FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the signing of a supply agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and Solar-Fabrik AG to supply solar products to Solar-Fabrik AG in 2011, made by the Registrant in English on March 1, 2011.

JA Solar to Supply 110 MW of Solar Products to Solar-Fabrik AG in 2011

SHANGHAI, China, Mar 1, 2011 -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar" or "the Company"), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a supply agreement with Solar-Fabrik AG. Headquartered in Germany, Solar-Fabrik AG is one of Europe's leading solar power companies.

Under the terms of this agreement, JA Solar will supply Solar-Fabrik AG with more than 110 MW of solar products between January and December 2011. This supply agreement extends the partnership between the two companies which began in 2008 and saw JA Solar supply over 70 MW of photovoltaic products to Solar-Fabrik AG last year.

"Since 2008, JA Solar and Solar-Fabrik AG have enjoyed a productive and rewarding partnership, and we are very pleased to expand on this alliance in 2011," commented Dr. Peng Fang, CEO of JA Solar. "The success of this relationship demonstrates JA Solar's commitment to supporting our customers' growth strategies and enabling them to increase market share in their key geographic end markets. We look forward to building more long-term strategic alliances with the leading solar companies worldwide as we further expand our footprint in the global PV market."

Guenter Weinberger, CEO of Solar-Fabrik AG, commented, "We are pleased to continue to partner with JA Solar, a leading supplier of high performance solar products, and to incorporate its high-quality solar cells in our product offerings. Our cooperation to date has been very successful, and we look forward to working with JA Solar to continue growing this partnership."

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About Solar-Fabrik AG

Founded in 1996 and based in Freiburg im Breisgau, Germany, Solar-Fabrik AG is among Europe's leading solar power companies. The company manufactures its products in Freiburg and is certified according to DIN ISO 9001 and 14001. Well defined quality management is a prerequisite for excellent system yields. This includes the selection of high-quality materials, state-of-the-art manufacturing technology, meticulous processing as well as permanent and continuous development and system optimization. Experienced installation partners provide expert customer support, planning, and system installation. Solar-Fabrik has its production facility in Freiburg, Germany. For more information, please visit http://www.solar-fabrik.de.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: March 14, 2011